FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Holding(s) in Company dated 03 January 2024
Exhibit No. 2	Director/PDMR Shareholding dated 03 January 2024
Exhibit No. 3	Holding(s) in Company dated 22 January 2024
Exhibit No. 4	Total Voting Rights dated 31 January 2024

Exhibit No. 1

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				x
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Commissioners of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.)v
Name		The Solicitor for the Affairs of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reachedvi:		2 January 2024
6. Date on which issuer notified (DD/MM/YYYY):		2 January 2024
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	36.94%		36.94%	35,220,183,424
Position of previous notification (if applicable)	37.97%		37.97%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares of £1.0769 each GB00BM8PJY71	13,009,398,588	36.94%

SUBTOTAL 8. A	13,009,398,588	36.94%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
x
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UK Government Investments Limited, a company wholly-owned by His Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with His Majesty's Treasury).

The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury.

The Commissioners of His Majesty's Treasury	36.94%	36.94%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury (HMT).

The percentage of voting rights held by HMT in NatWest Group plc (NWG), as shown on this form (36.94%), has been calculated following the disposal by HMT of 91,097,634 ordinary shares in NWG since its last TR-1 notification on 11 December 2023.

The percentage of voting rights held by HMT could move up or down going forward depending on the number of shares repurchased by NWG and the progress of sales under HMT's trading plan announced on 22 July 2021 and most recently extended on 3 April 2023.

Place of completion	London, England
Date of completion	2 January 2024

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 2

03 January 2024

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that the PDMRs set out below purchased ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) on 02 January 2024 at the price indicated, in accordance with the Company's Chairman and Non-executive Director shareholding policy:

Name of PDMR	Position of PDMR	No. of Shares purchased	Price of Shares purchased
Howard Davies	Chairman	4,627	£2.213
Frank Dangeard	Non-executive Director	1,218	£2.213
Roisin Donnelly	Non-executive Director	1,218	£2.213
Patrick Flynn	Non-executive Director	1,218	£2.213
Yasmin Jetha	Non-executive Director	758	£2.213
Stuart Lewis	Non-executive Director	1,330	£2.213
Mark Seligman	Non-executive Director	758	£2.213
Lena Wilson	Non-executive Director	731	£2.213

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share.

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 3

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:			NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights						x
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name			The Commissioners of His Majesty's Treasury
City and country of registered office (if applicable)			London, England
4. Full name of shareholder(s) (if different from 3.)v
Name			The Solicitor for the Affairs of His Majesty's Treasury
City and country of registered office (if applicable)			London, England
5. Date on which the threshold was crossed or reachedvi:			19 January 2024
6. Date on which issuer notified (DD/MM/YYYY):			19 January 2024
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)		% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	35.94%			35.94%	35,220,183,424
Position of previous notification (if applicable)	36.94%			36.94%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
	Class/type ofshares ISIN code (if possible)		Number of voting rightsix		% of voting rights
		Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)		Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
	Ordinary Shares of £1.0769 each GB00BM8PJY71	12,659,505,188		35.94%

	SUBTOTAL 8. A		12,659,505,188		35.94%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
	Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.		% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi		Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
x
Namexv		% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold			Total of both if it equals or is higher than the notifiable threshold
UK Government Investments Limited, a company wholly-owned by His Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with His Majesty's Treasury).

The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury.

The Commissioners of His Majesty's Treasury		35.94%				35.94%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury (HMT).

The percentage of voting rights held by HMT in NatWest Group plc (NWG), as shown on this form (35.94%), has been calculated following the disposal by HMT of 87,473,350 ordinary shares in NWG since its last TR-1 notification on 3 January 2024.

The percentage of voting rights held by HMT could move up or down going forward depending on the number of shares repurchased by NWG and the progress of sales under HMT's trading plan announced on 22 July 2021 and most recently extended on 3 April 2023.

Place of completion		London, England
Date of completion		19 January 2024

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 4

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 31 January 2024.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 January 2024
Ordinary Shares of £1.0769* (excluding ordinary shares held in treasury)	8,772,871,254	4	35,091,485,016
Ordinary Shares of £1.0769* held in treasury	180,235,426	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	8,953,589,820		35,093,417,576
* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Shareholders may use the above figure of 35,093,417,576 for their calculations to determine whether they are required to notify their interest in, or a change to their interest in, NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 31 January 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary